MS STRUCTURED ASSET CORP.

April 2, 2013

By Federal Express

Katherine Hsu
Office Chief
Lulu Cheng
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
MS Structured Asset Corp.
SATURNS Trust No. 2002-11
SATURNS CBT Series 2003-1 Units Trust
SATURNS Trust No. 2004-4
SATURNS Trust No. 2004-6
SATURNS Trust No. 2005-1
SATURNS Trust No. 2005-3
Forms 10-K for Fiscal Year Ended December 31, 2011
Filed March 28, 2012 and March 29, 2012
File Nos. 333-64879-20, 333-101155-17, 001-32034, 001-32155, 001-32388, 001-32707

Dear Ms. Hsu and Ms. Cheng:

MS Structured Asset Corp. (“MSSAC”) is in receipt of your letter on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 19, 2013, providing comments respect to the filings by MSSAC referenced above (the “Filings”).  In your letter, you note that the certifications filed as Exhibit 31.1 to the Form 10-K for each of the issuing entities referenced above deviate from the specific form and content required to be provided for certifications under Item 601(b)(31)(ii) of Regulation S-K.  Specifically, you note that paragraph 3 and, in some cases, paragraph 5 of the Exhibit 31.1 certifications should not reference disclosure provided in the trustees’ compliance statements that are attached to each related Form 10-K filed for the referenced issuing entity, because the required certifications need not and should not include separate carve-outs or references to the trustees’ compliance statements.  MSSAC confirms that it understands and accepts this comment, and confirms that in future filings, where applicable, the certifications MSSAC files will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

Katherine Hsu
Lulu Cheng
Securities and Exchange Commission
April 2, 2013

In connection with this response, MSSAC acknowledges that:

(i)           MSSAC is responsible for the adequacy and accuracy of the disclosure in the Filings;

(ii)          comments by the staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(iii)         MSSAC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MS STRUCTURED ASSET CORP.

By: /s/ In-Young Chase
Name: In-Young Chase
Title:  Vice President